Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is a notice of relevant fact (hecho relevante) issued by Gas Natural SDG, S.A. relating to the offer by Gas Natural SDG for 100% of the share capital of Endesa.

This is an English translation of a Spanish relevant fact.

In case of discrepancies the Spanish version will prevail.

Gas Natural SDG, S.A., in compliance with Article 82 of the Spanish Securities Law 24/1988 of July 28, hereby notifies the Spanish National Energy Commission (Comisión Nacional de la Energía) of the following

RELEVANT FACT

The Board of Directors of the National Energy Commission today has resolved:

-	To authorize the corporate restructuring of GAS NATURAL SDG, S.A., consisting of the formation of the company GAS NATURAL TRANSPORTE SDG, S.L. and the formation of the company called GAS NATURAL DISTRIBUCIÓN SDG, S.A., as well as the capital increase effected by means of the in kind contribution of the business lines of secondary transport and distribution of gas, respectively.

-	To grant the authorization requested by GAS NATURAL SDG, S.A. to execute the transaction consisting of the acquisition of interest in the share capital of ENDESA, S.A., as a result of the public offer for acquisition of shares filed with the Spanish Securities Exchange Commission (Comisión Nacional del Mercado de Valores), establishing certain conditions. Attached hereto is the expositive part of the resolution which describes such conditions.

The conditions imposed will be undertaken by GAS NATURAL SDG, S.A. and will not be an impediment to the transaction.

This is an English translation of a Spanish relevant fact.

In case of discrepancies the Spanish version will prevail.

Comisión Nacional de Energía

RESOLVES

FIRST: To authorize the corporate restructuring described in the letter of GAS NATURAL SDG, S.A., dated October 11, 2005, consisting of the incorporation of the company GAS NATURAL TRANSPORTE SDG, S.L., and the incorporation of the company GAS NATURAL DISTRIBUCIÓN SDG, S.A., as well as the capital increase effected by means of the in kind contribution of the business lines of secondary transport and distribution of gas, respectively.

GAS NATURAL SDG, S.A., GAS NATURAL TRANSPORTE SDG, S.L. and GAS NATURAL DISTRIBUCIÓN SDG, S.A., will have to submit balance sheet information and income statements every six months.

SECOND: To grant the authorization requested by GAS NATURAL SDG, S.A. to execute the transaction consisting of the acquisition of interest in the capital stock of ENDESA, S.A., as a result of the consummation of the public offer for acquisition of shares filed with the Spanish Securities Exchange Commission (Comisión Nacional del Mercado de Valores).

With respect to the considerations set forth in this Resolution, the following conditions are specified:

FIRST. - GAS NATURAL must maintain a debt service ratio, expressed by net financial debt/EBITDA, of less than 5.25. Such ratio must be maintained for a period of three years.

Translation only

GAS NATURAL must inform the National Energy Commission, on a quarterly basis, regarding the status of said ratio.

SECOND. - During the 2005-2009 period, the companies of the group created by the GAS NATURAL-ENDESA concentration that conduct regulated activities may only distribute dividends when the revenues they generate (defined as cash flow or the addition of total net profit plus amortizations for the fiscal year) are sufficient to cover both their investment commitments and the total amount of financial debt repayments and applicable financial expenditures.

THIRD. – The group created by the GAS NATURAL-ENDESA concentration will be required to sell assets in the amount of at least 8,200,000,000 euros.

FOURTH. – GAS NATURAL will undertake all investment commitments in regulated activities of the electricity sector included in the Endesa Investment Plan for the 2005-2009 period. These will include such commitments corresponding to electricity distribution, including the territorial apportionment of such commitments, as well as those corresponding to electricity generation in the extrapeninsular territories.

Gas Natural will assume the investment commitments in the Endesa electrical power transportation networks reflected in the document called “Electricity and Gas Sector Planning. 2002-2011 Development of Transportation Networks”, approved by the Council of Ministers and submitted to the Parliament, as well as the “Framework Report on Demand for Electrical Energy and Natural Gas, and Coverage of Same,” prepared by this Commission.

To facilitate the supervision and monitoring of the investment commitments in distribution, GAS NATURAL will submit to the Ministry of Industry, Tourism and Commerce, to the applicable Autonomous Communities and to the National Energy Commission, within three months after the eventual takeover of

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Translation only

ENDESA, said investment plan with respect to regulated activities, describing in detail the investments in distribution by area or region, as well as interim scheduling so that the competent authorities can exercise the supervisory activity for which they are responsible, and verify that the investments are made whenever and wherever necessary to achieve the appropriate service quality levels as quickly as possible. The investment plan must distinguish between high, medium and low tension facilities. Investments in high and medium tension facilities must include the detail of specific plants and specify which assets will be financed by the company and which assets will be financed by users.

GAS NATURAL must submit annually, prior to April 1 of each year, to the Ministry of Industry, Tourism and Commerce, the National Energy Commission and each applicable Autonomous Community, information with respect to the investments effectively carried out, broken down by Autonomous Community, describing the degree of compliance with said investment commitments. The National Energy Commission will publish such information annually on a consolidated basis.

FIFTH. – GAS NATURAL shall undertake and carry out all investments in regulated gas activities, both in transport and distribution, included in the ENDESA and GAS NATURAL investment plans for the 2005-2009 period, in accordance with the territorial apportionment of such investments.

For that purpose, GAS NATURAL will make, at least annually, the investments in the gas transportation network specified in tables 23 and 24 of this Resolution, corresponding to GAS NATURAL’s strategic plans for 2004-2008 and ENDESA’s business plan of October 2005.

Furthermore, GAS NATURAL will make, at least annually, the investments in the gas distribution facilities specified in tables 29 and 34 of this Resolution, which contain GAS NATURAL’s strategic plan for 2004-2008 and ENDESA’s business plan.

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Translation only

To this effect, GAS NATURAL will fulfill the network expansion commitments, as reflected in the Cooperation Agreements with the Autonomous Communities.

GAS NATURAL must submit annually, prior to April 1 of each year, to the Ministry of Industry, Tourism and Commerce, the National Energy Commission and each applicable Autonomous Community, information with respect to the investments effectively carried out, broken down by Autonomous Community, describing the degree of compliance with said investment commitments. The National Energy Commission will publish such information annually on a consolidated basis.

SIXTH. – Failure to comply with the obligations set forth in Conditions FOUR and FIVE will give rise to the corresponding penalty procedures, in accordance with Articles 66.11 and 15 of Law 54/1997 of November 27, as well as Articles 109 j) and 110 e), j) and K), of Law 34/1998 of October 7.

SEVENTH. – GAS NATURAL will file with the CNE, during the first six months of each year in the 2005-2009 period, a breakdown of the synergies achieved as a result of the operation.

EIGHTH. – GAS NATURAL undertakes that, in any eventual sale and purchase agreements of regulated assets which are divested as a result of this transaction, the purchaser will assume the obligations contained in Conditions FOUR and FIVE.

NINTH. – The company created by the concentration process will separate, legally and functionally, its regulated activities of gas and electricity.

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Translation only

The legally separated companies will have independent management teams and may not participate in the management structure of the parent company.

The parent company may not give instructions to the regulated affiliates referred to in this condition, with respect to the day-to-day management concerning the construction or upgrade of distribution lines when they do not exceed what is set forth in the financial plans or any other similar instrument approved by the parent company.

TENTH. – The CNE, in reviewing the changes produced with respect to the public exchange offer, as the case may be, and the review of the transaction made by the competition authorities, will determine whether the exchange offer will need to be reconsidered, within the provisions of the Eleventh Additional Provision. Thirty-One, function 14 of Law 34/1998, of October 7, of the Hydrocarbons Sector.

This resolution may be appealed before the Minister of Industry, Tourism and Commerce, as provided in the Eleventh Additional Provision, Third, 5 of Law 34/1998 of October 7, of the Hydrocarbons Sector, within a term of one month from the day following receipt of this notification.

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